SOUTH PLAINS FINANCIAL, INC.
5219 City Bank Parkway
Lubbock, Texas 79407
(806) 792-7101

Via EDGAR

May 6, 2019

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Michael Clampitt

Re:	South Plains Financial, Inc.
Registration Statement on Form S-1 (as amended)
File No. 333-230851

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, South Plains Financial, Inc., a Texas corporation (the “Company”), hereby respectfully requests, that the effective date of the above referenced Registration Statement on Form S-1 (File No. 333-230851) be accelerated by the Securities and Exchange Commission to 4:00 p.m., Eastern Time, on May 8, 2019, or as soon as practicable thereafter. By separate letter, the underwriters of the sale of the securities being registered join in this request for acceleration.

The Company hereby authorizes Heather A. Eastep of Hunton Andrews Kurth LLP, the Company’s counsel, to orally modify or withdraw this request for acceleration. We request that we be notified of such effectiveness by a telephone call to Ms. Eastep at (214) 597-3080 and that such effectiveness also be confirmed in writing.

Respectfully,

SOUTH PLAINS FINANCIAL, INC.

/s/ Curtis C. Griffith

Curtis C. Griffith
Chairman and Chief Executive Officer

cc:	Peter G. Weinstock, Hunton Andrews Kurth LLP
Heather A. Eastep, Hunton Andrews Kurth LLP